1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F        X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No        X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 23, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

( Stock Code: 1171)

CONNECTED TRANSACTION

ACQUISITION OF 98% EQUITY INTEREST IN SHANXI NENG HUA

On 18 August 2006, the Company and the Controlling Shareholder entered into the Acquisition Agreement, pursuant to which, the Controlling Shareholder conditionally agrees to sell and the Company conditionally agrees to purchase the 98% equity interest held by the Controlling Shareholder in Shanxi Neng Hua.

The Controlling Shareholder is the controlling shareholder of the Company, holding 2,600,000,000 shares of the Company, representing approximately 52.86% of the total share capital of the Company and is hence a connected person of the Company for the purpose of the Listing Rules. Accordingly, the Acquisition constitutes a connected transaction for the Company which, as required under Chapter 14A of the Listing Rules, is subject to the reporting, announcement and Independent Shareholders’ approval requirements.

The EGM is to be held for the purpose of considering and, if deemed appropriate, approving the Acquisition Agreement and the Acquisition. The Controlling Shareholder and its associates will abstain from voting at the EGM on the ordinary resolution approving each of Acquisition Agreement and the Acquisition, which will be taken on poll as required under the Listing Rules.

HSBC has been appointed as the financial adviser to the Company in respect of the Acquisition. The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Acquisition. The Company has also appointed CLSA as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Acquisition is in the interests of the Company and its Shareholders as a whole and whether the terms of the Acquisition are fair and reasonable.

A circular containing further information in relation to the Acquisition, the recommendation of the Independent Board Committee, the advice from CLSA to the Independent Board Committee and the Independent Shareholders, the valuation of the property interests of Shanxi Tianchi and Shanxi Tianhao as well as the valuation of the machinery and equipment of Shanxi Neng Hua, Shanxi Tianchi and Shanxi Tianhao prepared by Sallmanns and a notice of the EGM is expected to be dispatched to the Shareholders as soon as practicable.

The Directors hereby announce that on 18 August 2006, the Company entered into the Acquisition Agreement with the Controlling Shareholder for the conditional acquisition, subject to completion, of the 98% equity interest in Shanxi Neng Hua.

THE ACQUISITION AGREEMENT

Certain principal terms of the Acquisition Agreement are set out as follows:

Date

18 August 2006

Parties

(i)	The Controlling Shareholder (the Company’s controlling shareholder), as transferor; and

(ii)	The Company, as transferee

Interest to be transferred and thus acquired by the Company:

98% equity interest in Shanxi Neng Hua

Determination of the Purchase Price

The Purchase Price is determined with reference to the valuation of the 98% equity interest in Shanxi Neng Hua by Zheng Yuan, a State-approved independent PRC valuer. Zheng Yuan has assessed the net asset value of Shanxi Neng Hua as at the Valuation Date to be approximately RMB748.31 million (or equivalent to approximately HK$717.46 million). Accordingly, the Purchase Price for the Acquisition has been determined to be RMB733.34 million (or equivalent to approximately HK$703.11 million), which is calculated at 98% of the net asset value of Shanxi Neng Hua as assessed by Zheng Yuan. The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms.

The Purchase Price is intended to be funded by the Company’s existing cash balance.

Completion of the Acquisition Agreement

Effective Date of the Acquisition Agreement

Pursuant to the Acquisition Agreement, the Acquisition Agreement shall become effective upon the fulfillment of the following conditions:

(a)	the proper execution of the Acquisition Agreement by the parties;

(b)	all necessary approvals having been obtained by the Company and the Controlling Shareholder for the execution of the Acquisition Agreement and all ancillary documents, including without limitation:

(i)	approval by the respective board of directors of the Company and the Controlling Shareholder;

(ii)	approval of the Acquisition by the Independent Shareholders of the Company at the EGM;

(iii)	completion of the relevant legal procedures for transfer of State-owned assets by the Controlling Shareholder and confirmation that the Company is the authorised acquiror of the 98% equity interest in Shanxi Neng Hua in accordance with the relevant laws; and

(iv)	approvals (if any) by the relevant PRC authorities (including without limitation Shandong Provincial SASAC) in respect of the Acquisition.

(c)	there being no material adverse change in the business operations of Shanxi Neng Hua and its subsidiaries, Shanxi Tianchi and Shanxi Tianhao, as at the Effective Date; and

(d)	all of the representations, warranties and undertakings by the Controlling Shareholder and the Company under the Acquisition Agreement remaining true, accurate, complete and effective on the Effective Date.

Transfer Date and payment of the Purchase Price

Pursuant to the Acquisition Agreement, upon the Acquisition Agreement becoming effective i.e. from the Effective Date, the parties shall proceed to complete the sale and purchase of the 98% equity interest in Shanxi Neng Hua as follows:

1.	within 10 business days from the Effective Date, the parties shall apply to the Jinzhong Municipality AIC for the registration of the 98% equity interest in Shanxi Neng Hua in favour of the Company provided that the date of such effective registration i.e. the Transfer Date, shall not be later than 31 December 2006 or such other later date as may be agreed between the Company and the Controlling Shareholder; and

2.	within 10 business days from the Transfer Date, the Company shall pay to the Controlling Shareholder the Purchase Price of RMB733.34 million (or equivalent to approximately HK$703.11 million).

INFORMATION ON SHANXI NENG HUA

Shanxi Neng Hua was established by the Controlling Shareholder and Yankuang Lunan Chemical Fertilizer Factory, a wholly-owed subsidiary of the Controlling Shareholder, on 9 January 2003 with a registered capital of RMB600 million (or equivalent to approximately HK$575.26 million) which has been fully-paid up and verified. The capital contribution by the Controlling Shareholder was RMB588 million (or equivalent to approximately HK$563.76 million). The principal business of Shanxi Neng Hua is to invest in heat and electricity, manufacture and sale of mining machinery and engine products (excluding motor vehicles) and the development of integrated coal technology. Shanxi Neng Hua holds an approximately 81.31% interest in Shanxi Tianchi and an approximately 99.85% interest in Shanxi Tianhao. Shanxi Neng Hua has no other business apart from its investment in Shanxi Tianchi and Shanxi Tianhao. Tianchi Coal Mine, the principal asset of Shanxi Tianchi, is currently undergoing a capacity expansion programme. The expansion programme commenced in 2004 and is expected to be completed in the fourth quarter of 2006, when formal production is expected to resume. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and is expected to complete in July 2007. As both Shanxi Tianchi and Shanxi Tianhao have not yet started production, there is no net profit attributable to the assets which are subject to the transaction for the two financial years immediately preceding the transaction.

(i)	Shanxi Tianchi

Shanxi Tianchi was initially established on 6 November 1999 to operate Tianchi Coal Mine. The registered capital of Shanxi Tianchi is RMB90 million (or equivalent to approximately HK$86.29 million), which has been fully paid-up and verified. Its main activity is coal product processing. The principal asset of Shanxi Tianchi is Tianchi Coal Mine, an underground mine located within the Heshun coalfield in Shanxi Province and covers an area of approximately 20 square kilometres. The main types of coal products at Tianchi Coal Mine are meager coal and anthracite coal.

Minarco, independent international technical consultants, has estimated the Recoverable Reserves and Inferred Coal Resources of Tianchi Coal Mine as follows:

Reserves and Resources

Recoverable Reserves	30.7 million tonnes
Inferred Coal Resources	66.7 million tonnes

Minarco has also assessed that the production of the coal mine can be gradually increased from 1.2 million tonnes to approximately 2.1 million tonnes per annum. Based on the estimated Recoverable Reserves of 30.7 million tonnes and a projected production of 2.1 million tonnes per annum, the projected mine life of Tianchi Coal Mine is in excess of 14 years.

(ii)	Shanxi Tianhao

Shanxi Tianhao was established as a joint stock limited company in January 2002 with a fully paid-up and verified registered capital of RMB150 million (or equivalent to approximately HK$143.82 million). Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. Shanxi Tianhao mainly engages in the production of 100,000 tonnes of methanol and the construction of the related methanol facilities. The methanol project of Shanxi Tianhao is located in Xiaoyi City, Shanxi Province, an area of rich coking coal resources including coke oven gas which is a by-product from the processing of coking coal. The methanol project will use coke oven gas as a raw material and is an environmentally friendly project supported by the government. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and is expected to complete in July 2007.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Directors (including the independent non-executive Directors) believe that the terms of the Acquisition Agreement and the Purchase Price are fair and reasonable insofar as the Company and the Shareholders are concerned and the Directors (including the independent non-executive Directors) consider the terms of the Acquisition to be fair and reasonable and in the interests of the Shareholders as a whole for the following reasons:

(i)	the Acquisition and the control of the coal resources of Shanxi Tianchi are in line with the Company’s strategy of enhancing its principal business through acquiring existing and operating mines;

(ii)	the Acquisition is expected to increase the scale and the coal production of the Company;

(iii)	the Acquisition creates a platform for the Company to develop its business and exploit resources in Shanxi Province, an area rich in coal resources;

(iv)	the Acquisition will add high-quality coal to the reserves of the Company and will provide the opportunity for the Company to further exploit its Longwall Top Coal Caving mining technology;

(v)	the Shanxi Tianhao methanol project is a low-cost environmentally friendly project supported by the PRC government which diversifies the Company’s range of intensified coal processing products and is expected to enhance the competitiveness of the Company; and

(vi)	the Acquisition represents an efficient utilisation of the Company’s cash resources.

LISTING RULES’ IMPLICATIONS

The Controlling Shareholder is the controlling shareholder of the Company, holding 2,600,000,000 shares of the Company, representing approximately 52.86% of the total share capital of the Company and is hence a connected person of the Company for the purpose of the Listing Rules. Accordingly, the Acquisition constitutes a connected transaction for the Company which, as required under Chapter 14A of the Listing Rules, is subject to the reporting, announcement and Independent Shareholders’ approval requirements.

INFORMATION ON THE COMPANY AND THE CONTROLLING SHAREHOLDER

The Company is primarily engaged in underground coal mining, the preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-sulphur coal, suitable for use as steam coal in large-scale power plants, as coal to be used with coking coal in metallurgical production and for use in pulverized coal injection.

The Controlling Shareholder is a State wholly-owned enterprise with a registered capital of RMB3,090.336 million (or equivalent to approximately HK$2,962.93 million) and is principally engaged in businesses such as coal production, building and building materials, chemical and machinery processing.

EGM

The EGM is to be held for the purpose of considering and, if deemed appropriate, approving the Acquisition Agreement and the Acquisition. The Controlling Shareholder and its associates will abstain from voting at the EGM on the ordinary resolution approving each of Acquisition Agreement and the Acquisition, which will be taken on poll as required under the Listing Rules.

HSBC has been appointed as the financial adviser to the Company in respect of the Acquisition. The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Acquisition. The Company has also appointed CLSA as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Acquisition is in the interests of the Company and its Shareholders as a whole and whether the terms of the Acquisition are fair and reasonable.

A circular containing further information in relation to the Acquisition, the recommendation of the Independent Board Committee, the advice from CLSA to the Independent Board Committee and the Independent Shareholders, the valuation of the property interests of Shanxi Tianchi and Shanxi Tianhao as well as the valuation of the machinery and equipment of Shanxi Neng Hua, Shanxi Tianchi and Shanxi Tianhao prepared by Sallmanns and a notice of the EGM is expected to be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meaning:

“Acquisition”	the acquisition of the 98% equity interest of Shanxi Neng Hua by the Company from the Controlling Shareholder;

“Acquisition Agreement”	the conditional agreement dated 18 August 2006 entered into between the Company and the Controlling Shareholder for the Acquisition;

“ADSs”	American depositary shares, each representing ownership of 50 H Shares, which are listed on New York Stock Exchange Inc.;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Board”	the board of Directors of the Company;

“CLSA”	CLSA Equity Capital Markets Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Controlling Shareholder”	, Yankuang Group Corporation Limited, a State wholly-owned enterprise and a controlling shareholder of the Company holding approximately 52.86% of the total share capital of the Company;

“Directors”	the directors of the Company;

“Effective Date”	the date the Acquisition Agreement shall become effective upon fulfillment of the conditions of the Acquisition;

“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be held to approve, among other things, the Acquisition;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited;

“Independent Board Committee”	a committee of the Board established for the purpose of considering the Acquisition, comprising independent non-executive Directors who are independent in respect of the Acquisition;

“Independent Shareholders”	Shareholders other than the Controlling Shareholder and its associates, and who are not involved in, or interested in the Acquisition;

“Indicated Coal Resource”	an indicated coal resource is that part of a coal resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence as defined by the JORC Code;

“Inferred Coal Resource”	an inferred coal resource is that part of a coal resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a low level of confidence as defined by the JORC Code;

“Jinzhong Municipality AIC”	, Administration of Industry and Commerce of Jinzhong Municipality, Shanxi Province;

“JORC Code”	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the December 2004 version);

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Measured Coal Resource”	a measured coal resource is that part of a coal resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence as defined by the JORC Code;

“Minarco”	Minarco Asia Pacific Pty Ltd., an independent international resource and mining consulting firm established in Australia;

“PRC”	the People’s Republic of China;

“Probable Reserves”	probable reserves under the JORC Code, which are the economically mineable part of an Indicated Coal Resource, and in some circumstances, Measured Coal Resource;

“Proved Reserves”	proved reserves under the JORC Code, which are the economically mineable part of a Measured Coal Resource;

“Purchase Price”	the purchase price for the Acquisition, determined based on the valuation by Zheng Yuan, being RMB733.34 million (or equivalent to approximately HK$703.11 million);

“RMB”	Renminbi, the lawful currency of the PRC;

“Recoverable Reserves”	Proved and Probable Reserves prior to adjustment for preparation plant yield;

“Sallmanns”	Sallmanns (Far East) Limited;

“Shandong Provincial SASAC”	, State-owned Assets Supervision and Administration Commission under the Shandong Provincial People’s Government;

“Shanxi Neng Hua”	, Yankuang Shanxi Nenghua Company Limited, a limited company established in the PRC with a registered capital of RMB600 million (or equivalent to approximately HK$575.26 million);

“Shanxi Tianchi”	, Shanxi Heshun Tianchi Energy Company Limited, a limited company established in the PRC and a subsidiary of Shanxi Neng Hua;

“Shanxi Tianhao”	, Shanxi Tianhao Chemical Company Limited, a joint stock limited company established in the PRC and a subsidiary of Shanxi Neng Hua;

“Shares”	ordinary shares (including H Shares, A Shares and tradable State-owned legal person shares) of RMB1.00 each in the ordinary share capital of the Company;

“Shareholders”	the shareholders of the Company;

“State”	the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities);

“Tianchi Coal Mine”	the coal mine operated by Shanxi Tianchi;

“Transfer Date”	the date of effective registration of the 98% equity interest in Shanxi Neng Hua in favour of the Company with the Jinzhong Municipality AIC, provided that the Transfer Date shall not be later than 31 December 2006 or such other later date as may be agreed between the parties in writing;

“tonnes”	metric tonnes;

“Valuation Date”	28 February 2006; and

“Zheng Yuan”	, Shandong Zhengyuan Hexin (Limited) Certified Public Accountants, a State-approved independent PRC valuer.

Note:  Where amounts in Hong Kong dollars have been derived from Renminbi, such translations are for the convenience of the reader only, and except as otherwise indicated, have been made at the rate of RMB1.043 to HK$1.00. No representation is made that Renminbi amounts could have been or could be converted into Hong Kong dollars at this rate or any other rate or at all.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 18 August 2006

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310